AMENDMENT NO.1

TO EXPENSE LIMITATION AGREEMENT

USAA MUTUAL FUNDS TRUST

THIS AMENDMENT NO. 1 is made as of March 23, 2020, to the Expense Limitation Agreement (the "Agreement") dated July 1, 2019, by and between Victory Capital Management Inc. (the "Investment Adviser") and USAA Mutual Funds Trust, a Delaware statutory trust (the "Trust"), on behalf of each series portfolio listed on Schedule A thereto, (each a "Fund" and collectively the "Funds") individually, and not jointly;

WHEREAS, the Investment Adviser has previously agreed to waive fees and/or reimburse expenses as necessary to prevent the overall expense ratios of the USAA Money Market Fund, the USAA Tax Exempt Money Market Fund, and the USAA Treasury Money Market Trust (the "USAA Money Market Funds") from exceeding certain operating expense limits (the "Operating Expense Limits") through June 30, 2021; and

WHEREAS, the Investment Adviser and its affiliates may voluntarily reduce, or further reduce, as the case may be, all or a portion of their fees and/or reimburse expenses of one or more USAA Money Market Funds (the "Extra Waivers") to the extent necessary to maintain a certain minimum net yield for each such Fund, as determined by the Investment Adviser with respect to that Fund (the "Minimum Yield");

NOW THEREFORE, the Investment Adviser and the Trust agree to modify and amend the Agreement as follows:

1.Agreement to Reimburse Investment Adviser for Extra Waivers. Each USAA Money Market Fund hereby agrees to reimburse the Investment Adviser for any Extra Waivers (i.e., voluntary fee waivers and/or expense reimbursements made in excess of waivers and reimbursements that are necessary to comply with any Operating Expense Limit in effect at the time of such Extra Waivers), provided that: (a) a USAA Money Market Fund is not obligated to reimburse any such Extra Waivers more than three years after the end of the fiscal year in which the Extra Waiver was made by the Investment Adviser; and (b) a USAA Money Market Fund will not pay reimbursements to the Investment Adviser for Extra Waivers to the extent such payments would cause either (i) the USAA Money Market Fund's net yield to fall below the USAA Money Market Fund's Minimum Yield at the time of the Extra Waiver or (ii) the USAA Money Market Fund's expenses to exceed either (1) the Operating Expense Limit in effect at the time of the Extra Waiver, or (2) the Operating Expense Limit in effect at the time the Investment Adviser seeks such reimbursement. Any amounts repaid pursuant to this paragraph will be reported to the Trust's Board of Trustees at its first regular meeting following the quarter in which the repayment occurred. Subject to the requirement described in the Agreement that the Advisory Agreement be in effect and the three-year time limitation set forth in clause (a) of this paragraph, the right of the Investment Adviser to reimbursement from a USAA Money Market Fund under this section shall survive the termination of the Agreement with respect to that USAA Money Market Fund.

2.Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the Investment Adviser and the Trust have caused this Amendment No. 1 to be executed as of the date first set forth above.

VICTORY CAPITAL MANAGEMENT INC.	USAA MUTUAL FUNDS TRUST
By: __________________________________	By: __________________________________
Name: Michael D. Policarpo	Name: Christopher K. Dyer
Title: President, CFO & CAO	Title: President